Exhibit (a)(14)


                 ICAHN ANNOUNCES EXTENSION OF EXPIRATION DATE OF
                     TENDER OFFER FOR HALLWOOD REALTY UNITS


     New York, New York, June 11, 2003. High River Limited Partnership, an affiliate of Carl C. Icahn, today announced that it is extending the expiration date of its tender offer for any and all of the partnership units of Hallwood Realty Partners, L.P. (AMEX: HRY) until 5:00 pm, New York City time, on June 27, 2003, unless the Offer is extended to a later date and time. Approximately 13,573 units have been tendered pursuant to the tender offer as of the close of business on June 10, 2003.




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